LEADERS ACCESS VARIABLE ANNUITY SERIES II/IIR/III
TALCOTT RESOLUTION LIFE INSURANCE COMPANY AND
TALCOTT RESOLUTION LIFE AND ANNUITY INSURANCE COMPANY

Annual Product Notice for Existing Investors
May 1, 2023

This product notice provides updated information about Leaders Access variable annuity Series II/IIR/III, an individual deferred flexible premium variable annuity contract. The contract is issued by us, Talcott Resolution Life and Annuity Insurance Company and Talcott Resolution Life Insurance Company, (collectively, “Talcott Resolution”). The most recent prospectus for the contract, dated June 28, 2018, contains more information about the contract, including its features, benefits, and risks. You can find the most recent audited financial statements of Talcott Resolution and the separate account supporting the contract online at:
Issued by Talcott Resolution Life Insurance Company:

Contract Version	Website Address
Leaders Access Series II/IIR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659P698
Leaders Access Series III	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=41659Q332

Issued by Talcott Resolution Life and Annuity Insurance Company:

Contract Version	Website Address
Leaders Access Series II/IIR	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=NRVA02813
Leaders Access Series III	https://vpx.broadridge.com/GetContract1.asp?doctype=pfst&clientid=talcottvpx&fundid=NRVA03812
You can also obtain this information at no cost by contacting us as instructed below.
Additional information about certain investment products, including variable annuities, has been prepared by the staff of the Securities and Exchange Commission (SEC) and is available at Investor.gov.
For additional information, please contact your investment professional or contact us by:
a.Mailing:     Talcott Resolution
PO Box 14293
Lexington, KY 40512-4293
a.Calling:        1-800-862-6668
b.Emailing:     asccontactus@talcottresolution.com
c.Visiting:     www.talcottresolution.com
The Securities and Exchange Commission (“SEC”) has not approved or disapproved of this security or passed upon the accuracy or adequacy of this summary prospectus. Any representation to the contrary is a criminal offense.

Page
Special Terms	3
Updated Information About Your Contract	3
Key Information Table	3
Appendix A Funds Available Under the Contract	APP A-1
Appendix A.1 Funds by Product	APP A.1-1

Special Terms Used in this Product Notice

Contract Value	The total value of your investments in the Sub-Accounts (and the Fixed Accumulation Feature, if applicable).
Fixed Accumulation Feature or FAF	A fixed account option that guarantees principal and a rate of interest. Effective October 4, 2013, we no longer accept new allocations or premium payments to the Fixed Accumulation Feature except for contracts issued in Massachusetts.
Payment Base	The amount used to determine benefit payments under certain optional benefits under the contract.
Sub-Account	A fund option under the contract. There is a Sub-Account that corresponds to each fund that is available under the contract.

Updated Information About Your Contract
The following is a summary of certain contract features that have changed since May 2, 2022. This does not reflect all of the changes that have occurred since you entered into your contract.

Summary of recent contract changes:
Changes for all Contracts:
• Effective on or about September 1, 2023, Talcott Resolution’s corporate office address will be 1 American Row, Hartford, CT 06103. This does not change our Administrative Office mailing address.
•
Key Information Table
Important Information You Should Consider About the Contract

	FEES AND EXPENSES			Location in Prospectus
Charges for Early Withdrawals	There are no surrender charges.			2. Synopsis 5. The Contract - b. Charges and Fees - Sales Charges
Transaction Charges	Other than surrender charges (if any), there are no charges for other contract transactions (e.g., transferring money between investment options).			2. Synopsis
Ongoing Fees and Expenses (annual charges)
The table below describes the current fees and expenses of the contract that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected. Fees and expenses do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner, and that if such charges were reflected, the fees and expenses would be higher.
2. Synopsis 5. The Contract - b. Charges and Fees - Sales Charges
	Annual Fee	Minimum	Maximum
	Base Contract	1.66%¹	1.76%¹
	Investment Options (fund fees and expenses)	0.28%²	1.18%²
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.20%[1]	1.50%[3]
1 As a percentage of average daily Sub-Account Values. [2] As a percentage of fund net assets. [3] As a percentage of average daily Benefit Amount or Payment Base depending on the optional benefit selected.

Because your contract is customizable, the choices you make effect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add surrender charges that substantially increase costs.
	Lowest Annual Cost: $2,272	Highest Annual Cost: $4,877
	Assumes:	Assumes:
	•Investment of $100,000	•Investment of $100,000
	•5% annual appreciation	•5% annual appreciation
	•Least expensive fund fees and expenses	•Most expensive combination of optional benefits and fund fees and expenses
	•No sales charges or advisory fees	•No sales charges or advisory fees
	•No additional premium payments, transfers or withdrawals	•No additional premium payments, transfers or withdrawals
•No optional benefits

	RISKS		Location in Prospectus
Risk of Loss	You can lose money by investing in this contract, including loss of principal.		2. Synopsis 3. General Information - Fixed Accumulation Feature 5. The Contract b. Charges and Fees - Sales Charges Appendix Tax
Not a Short-Term Investment
•This contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.
•Surrender charges may apply to withdrawals. If you take a withdrawal, a surrender charge may reduce the value of your contract or the amount of money that you actually receive.
•The benefits of tax deferral, long-term income, and living benefit guarantees mean the contract is generally more beneficial to investors with a long-time horizon.
•A 10% penalty tax may be applied to Surrenders before age 59½.

Risks Associated with Investment Options
•An investment in this contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the contract (e.g., the Funds).
•Each investment option (including the FAF, if available) has its own unique risks.
•You should review the investment options before making an investment decision.

Insurance Company Risks	An investment in the contract is subject to the risks related to us. Any obligations (including under the FAF), guarantees or benefits of the contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about Talcott Resolution, including our financial strength ratings, is available upon request by visiting https://www.talcottresolution.com/resources.html or by calling 1-800-862-6668.
	RESTRICTIONS		Location in Prospectus
Investment Options
•Certain investment options may not be available under your contract.
•You are allowed to make 1 transfer between the fund options per day. You are allowed to make 20 transfers between the fund options per year before we require you to submit additional transfer requests by mail. Your transfer between the fund options are subject to policies designed to deter excessively frequent transfers and market timing. These transfer restrictions do not apply to transfers under the contract's automatic transfer programs.
•There are restrictions on the maximum amount that may be transferred annually from the FAF to the fund options. If the FAF is available for investment, you must wait 6 months after your most recent transfer from the FAF before making a subsequent transfer into the FAF. These transfer restrictions may apply to the contract's automatic income programs.
•We reserve the right to remove or substitute funds as investment options.
3. General Information 5. The Contract - a. Purchases and Contract Value

Optional Benefits
~~•~~Optional benefits may further limit or restrict the investment options that you may select under the contract. We may change these restrictions in the future.
•Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn or result in termination of the benefit.
6. Optional Death Benefits a. MAV Plus 7. Optional Withdrawal Benefits a. - d. 10. Optional Withdrawal Benefits Appendix Tax Appendices B-C
	TAXES	Location in Prospectus
Tax Implications
•Consult with a tax professional to determine the tax implications of an investment in and payments received under the contract.
•If you purchased the contract through a tax-qualified plan or IRA, you do not get any additional tax benefit under the contract.
•Earnings on your contract are taxed at ordinary income rates when you withdraw them and you may have to pay a penalty if you take a withdrawal before age 59-1/2.
Appendix Tax
	CONFLICTS OF INTEREST	Location in Prospectus
Investment Professional Compensation
Your investment professional may receive compensation for selling this contract to you, in the form of commissions, additional payments, and non-cash compensation. We may share the revenue we earn on this contract with your investment professional's firm. This conflict of interest may influence your investment professional to recommend this contract over another investment for which the investment professional is not compensated or compensated less.
8. Miscellaneous - f. How Contracts Are Sold
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange a contract you already own if you determine, after comparing the features, fees and risks of both contract's, that it is better for you to purchase the new contract rather than continue to own your existing contract.	5. The Contract a. Purchases and Contract Value - Replacement of Annuities

Appendix A — Funds Available Under the Contract
The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at:
Issued by Talcott Resolution Life Insurance Company:

Contract Version	Website Address
Leaders Access Series II/IIR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659P698
Leaders Access Series III	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=41659Q332

Issued by Talcott Resolution Life and Annuity Insurance Company:

Contract Version	Website Address
Leaders Access Series II/IIR	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=NRVA02813
Leaders Access Series III	https://vpx.broadridge.com/GetContract1.asp?clientid=talcottvpx&fundid=NRVA03812
Availability of portfolio companies may vary by employer. Participants should reference their plan documents for a list of available portfolio companies.
You can also request this information at no cost by calling 1-800-862-6668 or by sending an email request to asccontactus@talcottresolution.com.
Funds available under your specific Contract version are listed in Appendix A.1.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
See "Optional Benefit Investment Restrictions" following this table for information on investment restrictions.

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
Allocation	American Funds Asset Allocation Fund - Class 2 Adviser: Capital Research and Management Company	0.55%	(13.40)%	5.33%	8.10%
Fixed Income	American Funds Capital World Bond Fund - Class 2 Adviser: Capital Research and Management Company	0.72%	(17.69)%	(1.77)%	(0.50)%
International Equity	American Funds Capital World Growth and Income Fund - Class 2 Adviser: Capital Research and Management Company	0.67%*	(17.33)%	4.10%	7.77%
International Equity	American Funds Global Growth Fund - Class 2 Adviser: Capital Research and Management Company	0.66%*	(24.74)%	7.06%	10.15%
International Equity	American Funds Global Small Capitalization Fund - Class 2 Adviser: Capital Research and Management Company	0.91%*	(29.55)%	2.79%	6.84%
U.S. Equity	American Funds Growth Fund - Class 2 Adviser: Capital Research and Management Company	0.59%	(29.94)%	11.14%	13.64%
U.S. Equity	American Funds Growth-Income Fund - Class 2 Adviser: Capital Research and Management Company	0.53%	(16.49)%	7.83%	11.54%
International Equity	American Funds International Fund - Class 2 Adviser: Capital Research and Management Company	0.78%	(20.79)%	(1.03)%	3.92%
International Equity	American Funds New World Fund - Class 2 Adviser: Capital Research and Management Company	0.82%*	(22.10)%	2.32%	4.27%
Fixed Income	American Funds The Bond Fund of America - Class 2 Adviser: Capital Research and Management Company	0.46%*	(12.58)%	0.76%	1.36%
U.S. Equity	American Funds Washington Mutual Investors Fund - Class 2 Adviser: Capital Research and Management Company	0.50%*	(8.45)%	7.11%	11.30%
U.S. Equity	Franklin DynaTech VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	0.96%*	(39.96)%	6.45%	9.88%
Allocation	Franklin Income VIP Fund - Class 2 Adviser: Franklin Advisers, Inc. Subadviser: Templeton Investment Counsel, LLC	0.71%	(5.47)%	4.30%	5.51%
APP A-1

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
U.S. Equity	Franklin Large Cap Growth VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	1.10%	(36.54)%	7.01%	10.43%
International Equity	Franklin Mutual Global Discovery VIP Fund - Class 2 Adviser: Franklin Mutual Advisers, LLC Subadviser: Franklin Templeton Investment Management Limited	1.18%	(4.75)%	3.66%	6.60%
Allocation	Franklin Mutual Shares VIP Fund - Class 2 Adviser: Franklin Mutual Advisers, LLC	0.94%	(7.43)%	3.15%	6.73%
U.S. Equity	Franklin Rising Dividends VIP Fund - Class 2 Adviser: Franklin Advisory Services, LLC	0.90%*	(10.57)%	10.04%	11.86%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2 Adviser: Franklin Advisory Services, LLC	0.91%*	(10.06)%	5.48%	9.09%
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	1.09%*	(33.69)%	7.07%	9.91%
Fixed Income	Franklin Strategic Income VIP Fund - Class 1 Adviser: Franklin Advisers, Inc.	0.81%*	(10.46)%	0.21%	1.56%
Fixed Income	Hartford Ultrashort Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	0.43%	(0.17)%	1.09%	0.76%
U.S. Equity	Invesco V.I. American Franchise Fund - Series I Adviser: Invesco Advisers, Inc.	0.86%	(31.11)%	7.66%	11.64%
U.S. Equity	Invesco V.I. American Value Fund - Series I Adviser: Invesco Advisers, Inc.	0.89%	(2.61)%	6.59%	8.87%
U.S. Equity	Invesco V.I. Core Equity Fund - Series I Adviser: Invesco Advisers, Inc.	0.80%	(20.55)%	6.19%	8.30%
U.S. Equity	Invesco V.I. Discovery Mid Cap Growth Fund - Series I Adviser: Invesco Advisers, Inc.	0.86%	(30.98)%	8.64%	11.83%
International Equity	Invesco V.I. EQV International Growth Fund - Series I Adviser: Invesco Advisers, Inc.	0.91%	(18.31)%	1.51%	4.41%
Money Market	Invesco V.I. Government Money Market Fund - Series I** Adviser: Invesco Advisers, Inc.	0.28%	1.45%	1.04%	0.59%
Fixed Income	Invesco V.I. Government Securities Fund - Series I Adviser: Invesco Advisers, Inc.	0.68%	(10.29)%	(0.12)%	0.43%
U.S. Equity	Invesco V.I. Main Street Mid Cap Fund - Series I Adviser: Invesco Advisers, Inc.	0.93%	(14.26)%	5.10%	7.99%
U.S. Equity	Invesco V.I. Small Cap Equity Fund - Series I Adviser: Invesco Advisers, Inc.	0.95%	(20.51)%	5.54%	8.33%
U.S. Equity	MFS® Core Equity Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	0.83%*	(17.27)%	9.53%	12.61%
International Equity	MFS® Global Equity Series - Initial Class Adviser: Massachusetts Financial Services Company	0.92%*	(17.73)%	5.18%	8.42%
U.S. Equity	MFS® Growth Series - Initial Class Adviser: Massachusetts Financial Services Company	0.74%*	(31.63)%	9.57%	13.05%
Fixed Income	MFS® High Yield Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	0.72%*	(10.51)%	1.60%	3.26%
U.S. Equity	MFS® Investors Trust Series - Initial Class Adviser: Massachusetts Financial Services Company	0.78%*	(16.49)%	8.44%	11.43%
U.S. Equity	MFS® Massachusetts Investors Growth Stock Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	0.73%*	(19.26)%	11.95%	13.28%
U.S. Equity	MFS® Mid Cap Growth Series - Initial Class Adviser: Massachusetts Financial Services Company	0.80%*	(28.70)%	9.28%	12.53%
U.S. Equity	MFS® New Discovery Series - Initial Class Adviser: Massachusetts Financial Services Company	0.87%*	(29.76)%	7.81%	9.99%
International Equity	MFS® Research International Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	0.96%*	(17.58)%	2.69%	4.68%
U.S. Equity	MFS® Research Series - Initial Class Adviser: Massachusetts Financial Services Company	0.79%*	(17.21)%	8.90%	11.68%
Fixed Income	MFS® Total Return Bond Series - Initial Class Adviser: Massachusetts Financial Services Company	0.53%*	(13.93)%	0.19%	1.39%
Allocation	MFS® Total Return Series - Initial Class Adviser: Massachusetts Financial Services Company	0.61%*	(9.58)%	5.18%	7.34%
APP A-2

Type	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Year	10 Year
U.S. Equity	MFS® Value Series - Initial Class Adviser: Massachusetts Financial Services Company	0.69%*	(5.91)%	7.35%	11.05%
International Equity	Templeton Developing Markets VIP Fund - Class 1 Adviser: Templeton Asset Management Ltd.	1.12%*	(21.70)%	(1.40)%	1.28%
International Equity	Templeton Foreign VIP Fund - Class 2 Adviser: Templeton Investment Counsel, LLC	1.09%*	(7.61)%	(1.97)%	1.47%
International Equity	Templeton Growth VIP Fund - Class 2 Adviser: Templeton Global Advisors Limited	1.12%*	(11.50)%	(0.76)%	4.05%

*	Annual expenses reflect a contractual fee reduction under an expense reimbursement or fee waiver arrangement.
**	In a low interest rate environment, yields for money market funds, after deduction of Contract charges, may be negative even though the fund’s yield, before deducting for such charges, is positive. If you allocate a portion of your Contact value to a money market Sub-Account or participate in an Asset Allocation Program, if available, where Contract value is allocated to a money market Sub-Account, that portion of the value of your Contract value may decrease in value.

APP A-3

Asset Allocation Models
This section provides information about the asset allocation models (or Portfolio Planner Models) that may be available for participation under the contract. Models may not be available to you. You may be required to participate in a certain model depending on the optional benefits you have chosen. See "Optional Benefit Investment Restrictions" below.
You may participate in only one asset allocation model at a time. Your investments related to an asset allocation model will be rebalanced quarterly. For additional information, see "Static Asset Allocation Models" in the prospectus.

Models Available For The Following Contracts:

Leaders Access Series II, IIR and III

The Portfolio Planner Models
The following model(s) (introduced as of May 2, 2022) are available for the Contract(s) listed above.
The percentage allocations below apply to value in the Sub-Accounts.

Fund	2022 Series 107	2022 Series 207	2022 Series 307	2022 Series 407	2022 Series 507
American Funds Growth Fund	5%	6%	8%	10%	11%
American Funds International Fund	9%	12%	15%	18%	21%
American Funds The Bond Fund of America	55%	48%	40%	32%	24%
Franklin Small Cap Value VIP Fund	2%	2%	3%	3%	4%
Invesco V.I. American Value Fund	1%	2%	2%	3%	3%
Invesco V.I. Discovery Mid Cap Growth Fund	2%	2%	3%	3%	4%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%	2%
MFS High Yield Portfolio	10%	8%	7%	5%	4%
MFS Investors Trust Series	5%	7%	9%	10%	12%
MFS New Discovery Series	1%	2%	2%	3%	3%
MFS Value Series	5%	7%	8%	10%	12%
Total	100%	100%	100%	100%	100%

APP A-4

Optional Rider Investment Restrictions

(Percentage allocations apply to value in the Sub-Accounts)

A. Investment Restrictions For
•Lifetime Income Builder
•Lifetime Income Builder II
•Lifetime Income Builder Selects
•Lifetime Income Foundation

Applicable To The Following Product
•Leaders Access 3

(If applicable to your contract (see the "State Variations" provisions in the "Miscellaneous" section))
You must allocate your Sub-Account Value in accordance with the following investment restrictions on and after to October 4, 2013:
(1) SELF SELECT

Category 1: Fixed Income Rule: Minimum 40% of allocation Maximum of 100% of allocation*
Category 2: Acceptable Investment Options (Equity or Multi-Asset) Rule: Maximum 60% of allocation, maximum 20% in any one fund
Category 3: Limited Investment Options (Equity, Multi-Asset, or Bond) Rule: Maximum 20% of allocation, maximum of 10% in any one fund

Category 1: Fixed Income Rule: Minimum 40% of allocation Maximum of 100% of allocation*
•	American Funds The Bond Fund of America	•	Invesco V.I. Government Securities Fund
•	Hartford Ultrashort Bond HLS Fund	•	MFS Total Return Bond Series
•	Invesco V.I. Government Money Market Fund

*If you have 100% allocation to the FAF on and after October 4, 2013 you will comply with these investment restrictions for as long as your allocation remains at 100% to the FAF. Please remember that effective October 4 2013, the FAF was closed to new allocations or Premium Payments (with limited state exclusions). Therefore, if you move any money out of the FAF and into the Sub-Accounts you will not be able to move it back into the FAF AND your Sub-Account allocations must comply with these investment restrictions in order to prevent the termination of your living benefit rider.

Category 2: Acceptable Investment Options (Equity or Multi-Asset) Rule: Maximum 60% of allocation, maximum 20% in any one fund
•	American Funds Asset Allocation Fund	•	Invesco V.I. American Value Fund
•	American Funds Capital World Growth and Income Fund	•	Invesco V.I. Core Equity Fund
•	American Funds Global Growth Fund	•	Invesco V.I. EQV International Equity Fund
•	American Funds Growth Fund	•	MFS Global Equity Series
•	American Funds Growth-Income Fund	•	MFS Growth Series
•	American Funds Washington Mutual Investors Fund	•	MFS Investors Trust Series
•	Franklin DynaTech VIP Fund	•	MFS Massachusetts Investors Growth Stock Portfolio
•	Franklin Income VIP Fund	•	MFS Research International Portfolio
•	Franklin Large Cap Growth VIP Fund	•	MFS Research Series
•	Franklin Mutual Global Discovery VIP Fund	•	MFS Total Return Series
•	Franklin Mutual Shares VIP Fund	•	MFS Value Series
•	Franklin Rising Dividends VIP Fund	•	Templeton Foreign VIP Fund
•	Invesco V.I. American Franchise Fund

APP A-5

Category 3: Limited Investment Options (Equity, Multi-Asset, or Bond) Rule: Maximum 20% of allocation, maximum of 10% in any one fund
•	American Funds Capital World Bond Fund	•	Invesco V.I. Main Street Mid Cap Fund
•	American Funds Global Small Capitalization Fund	•	Invesco V.I. Small Cap Equity Fund
•	American Funds International Fund	•	MFS High Yield Portfolio
•	American Funds New World Fund	•	MFS Mid Cap Growth Series
•	Franklin Small Cap Value VIP Fund	•	MFS New Discovery Series
•	Franklin Small-Mid Cap Growth VIP Fund	•	Templeton Developing Markets VIP Fund
•	Franklin Strategic Income VIP Fund	•	Templeton Growth VIP Fund
•	Invesco V.I. Discovery Mid Cap Growth Fund

(2) ASSET ALLOCATIONS MODELS

As of May 2, 2022, the following models are available:

Fund	2022 Series 107	2022 Series 207	2022 Series 307	2022 Series 407
American Funds Growth Fund	5%	6%	8%	10%
American Funds International Fund	9%	12%	15%	18%
American Funds The Bond Fund of America	55%	48%	40%	32%
Franklin Small Cap Value VIP Fund	2%	2%	3%	3%
Invesco V.I. American Value Fund	1%	2%	2%	3%
Invesco V.I. Discovery Mid Cap Growth Fund	2%	2%	3%	3%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%
MFS High Yield Portfolio	10%	8%	7%	5%
MFS Investors Trust Series	5%	7%	9%	10%
MFS New Discovery Series	1%	2%	2%	3%
MFS Value Series	5%	7%	8%	10%
Total	100%	100%	100%	100%

(3) INVESTMENT MODELS

Series 7006
Fund
Franklin Mutual Shares VIP Fund	20%
Franklin Rising Dividends VIP Fund	20%
Franklin Small-Mid Cap Growth VIP Fund	10%
MFS Total Return Bond Series	40%
Templeton Growth VIP Fund	10%
Total	100%

Series 7007
Fund
American Funds Global Small Capitalization Fund	10%
American Funds Growth Fund	20%
American Funds Growth-Income Fund	20%
American Funds International Fund	10%
American Funds The Bond Fund of America	40%
Total	100%
APP A-6

Series 7008
Fund
Franklin Rising Dividends VIP Fund	20%
Invesco V.I. International Growth Fund	10%
MFS Growth Series	20%
MFS Total Return Bond Series	40%
Templeton Foreign VIP Fund	10%
Total	100%

B. Investment Restrictions For
•Lifetime Income Builder Portfolios

Applicable To The Following Product
•Leaders Access 3

(If applicable to your contract (see the "State Variations" provisions in the "Miscellaneous" section))

(1) INVESTMENT STRATEGY MODELS

Series 8009
Fund
Franklin Income VIP Fund	34%
Franklin Mutual Shares VIP Fund	33%
Templeton Growth VIP Fund	33%
Total	100%

Series 8011
Fund
American Funds Global Small Capitalization Fund	10%
American Funds Growth Fund	25%
American Funds Growth-Income Fund	25%
American Funds International Fund	15%
American Funds The Bond Fund of America	25%
Total	100%

(2) PORTFOLIO PLANNER ASSET ALLOCATION MODELS

Select one of the following investment models:
APP A-7

Fund	2022 Series 107	2022 Series 207	2022 Series 307	2022 Series 407	2022 Series 507
American Funds Growth Fund	5%	6%	8%	10%	11%
American Funds International Fund	9%	12%	15%	18%	21%
American Funds The Bond Fund of America	55%	48%	40%	32%	24%
Franklin Small Cap Value VIP Fund	2%	2%	3%	3%	4%
Invesco V.I. American Value Fund	1%	2%	2%	3%	3%
Invesco V.I. Discovery Mid Cap Growth Fund	2%	2%	3%	3%	4%
Invesco V.I. Government Securities Fund	5%	4%	3%	3%	2%
MFS High Yield Portfolio	10%	8%	7%	5%	4%
MFS Investors Trust Series	5%	7%	9%	10%	12%
MFS New Discovery Series	1%	2%	2%	3%	3%
MFS Value Series	5%	7%	8%	10%	12%
Total	100%	100%	100%	100%	100%

(3) INDIVIDUAL SUB-ACCOUNTS

Allocate 100% to any one of these funds, any combination of these funds, or all of the funds.

Hartford Ultrashort Bond HLS Fund
Invesco V.I. Government Money Market Fund
MFS Total Return Series
APP A-8

Appendix A.1 Funds by Product
Investment options available to your specific Contract are listed in the following table.

Portfolio Company and Adviser/Subadviser	Leaders Access Series II/IIR (TL/TLA)	Leaders Access Series III (TL/TLA)
American Funds Asset Allocation Fund - Class 2 Adviser: Capital Research and Management Company	X	X
American Funds Capital World Bond Fund - Class 2 Adviser: Capital Research and Management Company	X	X
American Funds Capital World Growth and Income Fund - Class 2 Adviser: Capital Research and Management Company	X	X
American Funds Global Growth Fund - Class 2 Adviser: Capital Research and Management Company	X	X
American Funds Global Small Capitalization Fund - Class 2 Adviser: Capital Research and Management Company	X	X
American Funds Growth Fund - Class 2 Adviser: Capital Research and Management Company	X	X
American Funds Growth-Income Fund - Class 2 Adviser: Capital Research and Management Company	X	X
American Funds International Fund - Class 2 Adviser: Capital Research and Management Company	X	X
American Funds New World Fund - Class 2 Adviser: Capital Research and Management Company	X	X
American Funds The Bond Fund of America - Class 2 Adviser: Capital Research and Management Company	X	X
American Funds Washington Mutual Investors Fund - Class 2 Adviser: Capital Research and Management Company	X	X
Franklin DynaTech VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	X	X
Franklin Income VIP Fund - Class 2 Adviser: Franklin Advisers, Inc. Subadviser: Templeton Investment Counsel, LLC	X	X
Franklin Large Cap Growth VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	X	X
Franklin Mutual Global Discovery VIP Fund - Class 2 Adviser: Franklin Mutual Advisers, LLC Subadviser: Franklin Templeton Investment Management Limited	X	X
Franklin Mutual Shares VIP Fund - Class 2 Adviser: Franklin Mutual Advisers, LLC	X	X
Franklin Rising Dividends VIP Fund - Class 2 Adviser: Franklin Advisory Services, LLC	X	X
Franklin Small Cap Value VIP Fund - Class 2 Adviser: Franklin Advisory Services, LLC	X	X
Franklin Small-Mid Cap Growth VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	X	X
Franklin Strategic Income VIP Fund - Class 1 Adviser: Franklin Advisers, Inc.	X	X
Hartford Ultrashort Bond HLS Fund - Class IA Adviser: Hartford Funds Management Company, LLC Subadviser: Wellington Management Company LLP	X	X
Invesco V.I. American Franchise Fund - Series I Adviser: Invesco Advisers, Inc.	X	X
Invesco V.I. American Value Fund - Series I Adviser: Invesco Advisers, Inc.	X	X
Invesco V.I. Core Equity Fund - Series I Adviser: Invesco Advisers, Inc.	X	X
Invesco V.I. Discovery Mid Cap Growth Fund - Series I Adviser: Invesco Advisers, Inc.	X	X
Invesco V.I. EQV International Growth Fund - Series I Adviser: Invesco Advisers, Inc.	X	X
APP A.1-1

Portfolio Company and Adviser/Subadviser	Leaders Access Series II/IIR (TL/TLA)	Leaders Access Series III (TL/TLA)
Invesco V.I. Government Money Market Fund - Series I** Adviser: Invesco Advisers, Inc.	X	X
Invesco V.I. Government Securities Fund - Series I Adviser: Invesco Advisers, Inc.	X	X
Invesco V.I. Main Street Mid Cap Fund - Series I Adviser: Invesco Advisers, Inc.	X	X
Invesco V.I. Small Cap Equity Fund - Series I Adviser: Invesco Advisers, Inc.	X	X
MFS® Core Equity Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	X
MFS® Global Equity Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X
MFS® Growth Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X
MFS® High Yield Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	X	X
MFS® Investors Trust Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X
MFS® Massachusetts Investors Growth Stock Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	X	X
MFS® Mid Cap Growth Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X
MFS® New Discovery Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X
MFS® Research International Portfolio - Initial Class Adviser: Massachusetts Financial Services Company	X	X
MFS® Research Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X
MFS® Total Return Bond Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X
MFS® Total Return Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X
MFS® Value Series - Initial Class Adviser: Massachusetts Financial Services Company	X	X
Templeton Developing Markets VIP Fund - Class 1 Adviser: Templeton Asset Management Ltd.	X	X
Templeton Foreign VIP Fund - Class 2 Adviser: Templeton Investment Counsel, LLC	X	X
Templeton Growth VIP Fund - Class 2 Adviser: Templeton Global Advisors Limited	X	X
* * *
Please retain this product notice for future reference. The last prospectus and statement of additional information for the contract, dated June 28, 2018, contain more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included in the front cover page of this product notice.

EDGAR Identifier:     C000005824 TLIC
C000005965 TLA
APP A.1-2